UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August, 2021
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: August 11, 2021	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Reports 2021 Second Quarter Results

•Quarterly revenue increased 41% to $376.7 million
•Quarterly IPG Net Earnings decreased 1% to $14.3 million
•Quarterly adjusted net earnings(1) increased 162% to $33.7 million
•Quarterly adjusted EBITDA(1) increased 60% to $65.7 million

MONTREAL, QUEBEC and SARASOTA, FLORIDA - August 11, 2021 - Intertape Polymer Group Inc. (TSX:ITP) ("IPG" or the "Company") today released results for its second quarter ended June 30, 2021. All amounts in this press release are denominated in US dollars ("USD") unless otherwise indicated and all percentages are calculated on unrounded numbers. For more information, refer to the Company's management's discussion and analysis ("MD&A") and unaudited interim condensed consolidated financial statements and notes thereto as of and for the three and six months ended June 30, 2021.

“It was another outstanding quarter with demand driving robust growth in revenue, adjusted net earnings and adjusted EBITDA. We continue to experience strong organic growth into August led by the categories where we have made investments in capex and acquisitions, like water-activated tape, protective packaging, wovens and carton sealing tapes,” said Greg Yull, President and CEO of IPG. “While the supply chain environment remains volatile in terms of pricing and consistency of supply, we continue to effectively cover the dollar contribution spread between selling price and raw materials plus freight. We maintained our adjusted EBITDA margin(1) at over 17 percent and our team has been effectively navigating the supply constraints to ensure we continue to meet customer demand. The business is structurally different than it was just a few years ago and our recent performance demonstrates its ability to adapt to change and deliver results for shareholders. The strength of our product bundle, our scale, our world class, low cost manufacturing assets and the improvements made to our capital structure position us to compete effectively and continue to win in a post-COVID-19 environment.”

Second Quarter 2021 Highlights (as compared to second quarter 2020):

•Revenue increased 40.7% to $376.7 million primarily due to organic growth in certain film, woven, and tape products, including continued strength in products with significant e-commerce end-market exposure such as water-activated tape and dispensing machines.
•Gross margin increased to 23.7% from 21.3% primarily due to a favourable product volume/mix and an increase in the spread between selling prices and combined raw material and freight costs.
•Net earnings attributable to the Company shareholders ("IPG Net Earnings") decreased $0.1 million to $14.3 million ($0.24 basic and diluted earnings per share) primarily due to (i) an increase in finance costs mainly due to the 2018 Senior Unsecured Notes Redemption Charges(2) and the non-recurrence of a gain in the second quarter of 2020 resulting from a fair value adjustment to the Company's contingent consideration related to the Nortech Acquisition(3) and (ii) an increase in selling, general and administrative expenses ("SG&A") mainly due to increases in both variable and share-based compensation. The unfavourable impacts were largely offset by an increase in gross profit.
•Adjusted net earnings increased $20.9 million to $33.7 million ($0.57 basic adjusted earnings per share and $0.56 diluted adjusted earnings per share)(1) primarily due to an increase in gross profit, partially offset by an increase in income tax expense and an increase in SG&A mainly due to an increase in variable compensation and professional consulting services.
•Adjusted EBITDA increased 60.0% to $65.7 million from $41.0 million primarily due to an increase in gross profit.
•Cash flows from operating activities decreased $18.3 million to $22.2 million primarily due to an increase in cash used for working capital items and an increase in federal income taxes paid, partially offset by an increase in gross profit.

The larger investment in working capital was required to support the organic growth and reflects the impacts of both higher selling and raw material prices, as well as the timing of payments.
•Free cash flows(1) decreased by $28.8 million to $6.4 million primarily due to the decrease in cash flows from operating activities and an increase in capital expenditures as compared to minimal capital expenditures in 2020 as a precautionary measure given market uncertainty caused by COVID-19.

(1)Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.
(2)The "2018 Senior Unsecured Notes Redemption Charges" refers to debt issuance costs of $3.6 million that were written off, as well as an early redemption premium and other costs of $14.4 million recorded in connection with the redemption of the $250 million 7.00% senior unsecured notes that were scheduled to mature on October 15, 2026 (the “2018 Senior Unsecured Notes”).
(3)    The "Nortech Acquisition" refers to the acquisition by the Company of substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") on February 11, 2020..

Other Highlights:
Capital Structure

During the second quarter of 2021, the Company amended its capital structure as follows to support its current and future growth plans with a flexible framework and more attractive terms:
•issued $400 million of 4.375% senior unsecured notes due June 15, 2029,
•re-financed the main credit facility which now consists of a $600 million revolving credit facility and an incremental accordion feature of $300 million, and provides a more favourable covenant structure and increased flexibility to the Company as compared to the previous credit facility, and
•redeemed the higher interest bearing 7.00% 2018 Senior Unsecured Notes.
These additional funds are expected to finance capital expenditures, business acquisitions, working capital, share repurchases and other general corporate activities.

Dividend Declaration

On August 10, 2021, the Board of Directors amended the Company's quarterly policy to increase the annualized dividend by 7.9% from $0.63 to $0.68 per common share. The Board's decision to increase the dividend was based on the Company's strong financial position and positive outlook. Accordingly, on August 10, 2021, the Company declared a quarterly cash dividend of $0.17 per common share payable on September 30, 2021 to shareholders of record at the close of business on September 16, 2021.

Normal Course Issuer Bid Renewal

The Company renewed its normal course issuer bid under which the Company will be entitled to repurchase for cancellation up to 4,000,000 common shares over a twelve-month period starting on July 23, 2021 and ending on July 22, 2022.

Sustainability

The Company continues to embrace sustainability as a key strategy of doing business to drive operational excellence. In June 2021, the Company published its 2020 annual sustainability report, titled “Our Circular Economy”. The report provides an overview of the Company’s sustainability progress in 2020 and highlights future opportunities. The Company's achievements in 2021 to date include:
•Achieved Cradle to Cradle Certified™ Bronze level for Intertape® Acrylic Carton Sealing Tape and Intertape® Hot Melt Carton Sealing Tape.
•Awarded the U.S. Environmental Protection Agency's 2021 ENERGY STAR® Partner of the Year - Sustained Excellence designation for the sixth consecutive year.
•Achieved the U.S. Environmental Protection Agency's ENERGY STAR® Challenge for Industry Award for the 5th time at the Carbondale, Illinois manufacturing facility.
•Earned the U.S. Environmental Protection Agency's 2021 ENERGY STAR® Award for superior energy performance at the Danville, Virginia regional distribution center.

•Achieved ISO 50001 certification for the energy management system in place at the Danville, Virginia manufacturing facility and regional distribution center.
•Partnered with the U.S. Department of Energy Better Buildings® Low Carbon Pilot, a two year program designed to demonstrate real world successes in achieving low carbon emissions from building and manufacturing operations.
•Partnered with the Sustainable Packaging Coalition and How2Recycle® program in an effort to ensure recycling instructions are communicated to customers in the most effective manner. As a result of this collaboration, StretchFLEX® and SuperFLEX® stretch films are store drop-off recyclable per the How2Recycle® guidelines.
Read the full report at https://www.itape.com/sustainability.

Neuvopak Acquisition

On July 30, 2021, the Company completed the acquisition of Nuevopak Global Limited (“Nuevopak”) for $43.8 million in total cash consideration, consisting of $34.7 million paid at closing (net of cash received) and the remaining amount, subject to certain post-closing adjustments and potential contingent consideration, to be paid within three years from the date of closing.

COVID-19
The Company has implemented measures to prioritize the health and safety of its employees while protecting its assets, customers, suppliers and shareholders. The following represent highlights of its efforts to this point:
•The Company's facilities are open and operating, having qualified as essential under the applicable government orders and guidelines. Alternative capacity exists across all major product lines that would enable the continuation of operations if certain facilities were required to close; however, in most cases, this alternative capacity would produce less than current run rates. Management has adjusted, and will continue to adjust, production plans to align with changes in demand in order to manage working capital and associated cost levels. Management has successfully mitigated minor supply chain challenges experienced to date attributable to COVID-19 and continues to work closely with suppliers as supply chain risk mitigation plans are refined.
•Management has put measures in place to enable employees to work safely according to the United States Centers for Disease Control and Prevention and World Health Organization guidelines and other applicable local guidelines. The Company has significantly increased the frequency of cleaning and sanitizing equipment and facilities in the context of COVID-19 and the Company continues to support remote work arrangements for approximately 20% of its workforce in North America. The remote work arrangements have not had any significant effect on the Company's ability to conduct its day-to-day operations.
While the Company has delivered positive financial results to date, the pandemic could yet materially impact the Company’s ability to manufacture, source (including the delivery of raw materials to its facilities) or distribute its products both domestically and internationally and reduce demand for its products, any of which could have a significant negative impact on the Company’s financial results in 2021 and beyond. Given the dynamic nature of the pandemic (including its duration and the severity of its impact on the global economy and the applicable governmental responses), the extent to which the COVID-19 pandemic impacts the Company’s future results will depend on unknown future developments and any further impact on the global economy and the markets in which the Company operates and sells its products, all of which remain highly uncertain and cannot be accurately predicted at this time.

Outlook

The Company has revised its expectations for fiscal 2021 due to strong demand and order backlog experienced to date, as well as its current ability and expectation to continue to protect the dollar spread by implementing price increases required to offset higher raw material and freight costs. In addition, various disruptions in the market have created challenges for the supply of many raw materials thereby requiring the Company to invest more heavily in its working capital through the building of inventories. As the pricing environment and supply constraints ease, the working capital levels are expected to unwind and generate higher free cash flows in later periods. Based on these revised assumptions, the Company is providing updated guidance as outlined below:

	As stated in the 2021 First Quarterly Report	Current Revision
Revenue	$1.375 to $1.45 billion	$1.425 to $1.5 billion
Adjusted EBITDA	$235 to $250 million	$245 to $255 million
Free cash flows (1)	$80 to $100 million	$70 to $80 million
Capital expenditures	~ $100 million	No change
Effective tax rate (2)	25% to 30%	No change
Cash taxes paid (3)	~ 10% greater than income tax expense	No change
The Company recognizes that the potential effects and duration of COVID-19, as well as the impact that multiple global economic events, including ten-year highs in many commodities, Texas Winter Storm Uri and the Suez Canal blockage, have had and likely will have on the availability and price of raw materials remains uncertain and could have an effect on the expected level of revenue, adjusted EBITDA and free cash flows. The Company continues to monitor these situations and is confident in its ability to navigate any further supply chain disruptions as discussed above.

The capital expenditures expectation noted above includes $70 million to expand production capacity in the Company's highest growth product categories, specifically water-activated tape, wovens, protective packaging and films, as well as $10 million for digital transformation and cost savings initiatives, and $20 million for regular maintenance. By installing new capacity within its existing footprint, the Company expects the expansion projects will provide shorter-term investment horizons and return profiles that more than exceed the 15% after-tax internal rate of return threshold that the Company has traditionally applied to its strategic investments. The Company is investing directly into categories where it expects demand to exceed production in the near term. The Company views these as low risk, margin accretive projects. Based on its capital plan, the Company anticipates generating more than $100 million in incremental revenue on an annualized run-rate basis by the end of 2022, as well as additional growth into 2023 and beyond.

(1)    As in previous years, the Company expects the majority of free cash flows to be generated in the second half of the year due to the normal seasonality of working capital requirements.
(2)    The Company's effective tax rate expectation excludes the potential impact of additional changes in the mix of earnings between jurisdictions and the impact of changes resulting from potential US tax legislation that increases rates (particularly, if such increased rates are retroactive to January 1, 2021).
(3)    The Company's 2021 cash taxes paid expectation is based on less availability of tax attributes and loss carryforwards than were available for 2020, as well as the impacts of bonus depreciation previously taken.

Conference Call

A conference call to discuss the Company's 2021 second quarter results will be held Wednesday, August 11, 2021, at 10 A.M. Eastern Time.

Participants may join by telephone or computer as follows:

Telephone: Please dial 877-291-4570 (USA & Canada) and 647-788-4919 (International). PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS THE ACCOMPANYING PRESENTATION:

https://www.itape.com/InvestorPresentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 5286215. The recording will be available from August 11, 2021 at 1:00 P.M. until September 11, 2021 at 11:59 P.M. Eastern Time.

Computer: PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS THE WEBCAST:

https://onlinexperiences.com/Launch/QReg/ShowUUID=6A7A20F4-0767-4759-A0AF-CD775FAED50E

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, shrink and stretch films, protective packaging, woven and non-woven products and packaging machinery for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 3,700 employees with operations in 32 locations, including 21 manufacturing facilities in North America, five in Asia and one in Europe.

For information about the Company, visit www.itape.com.

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the Company's the Company's ability to continue to effectively cover the dollar contribution spread between selling price and raw materials plus freight; the Company's ability to effectively navigate supply constraints; the Company's positioning and ability to compete effectively in a post-COVID-19 environment; the Company's expected use of the funds from its second quarter capital structure transactions; future dividend payments; the COVID-19 pandemic (including the operations of the Company's facilities, the Company’s priorities as it moves through the pandemic and the uncertainty for the duration of the pandemic and of the impacts resulting from the pandemic); the Company's outlook; and the Company's expansion of its production capacity (including the related investment time horizon, expected returns,and demand and risk expectations) may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company's management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company's industry, the Company's customers' industries and the general economy, including as a result of the impact of COVID-19; the anticipated benefits from the Company's greenfield projects and manufacturing facility expansions; the impact of fluctuations in raw material prices and freight costs; the anticipated benefits from the Company's acquisitions and partnerships; the anticipated benefits from the Company's capital expenditures; the quality and market reception of the Company's products; the Company's anticipated business strategies; risks and costs inherent in litigation; legal and regulatory developments, including as related to COVID-19; the Company's ability to maintain and improve quality and customer service; anticipated trends in the Company's business; anticipated cash flows from the Company's operations; availability of funds under the Company's 2021 Credit Facility; the Company's flexibility to allocate capital as a result of the Senior Unsecured Notes offering; and the Company's ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", "Item 5 Operating and Financial Review and Prospects (Management's Discussion & Analysis)" and statements located elsewhere in the Company's annual report on Form 20-F for the year ended December 31, 2020 and the other statements and factors contained in the Company's filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and MD&A are available on the Company's website at www.itape.com in the Investor Relations section and under the Company's profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended June 30,
(In thousands of USD, except per share amounts)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Revenue	376,686	267,710	722,252	545,922
Cost of sales	287,402	210,623	550,418	429,728
Gross profit	89,284	57,087	171,834	116,194
Selling, general and administrative expenses	44,075	34,534	90,818	65,441
Research expenses	2,910	2,546	5,958	5,879
	46,985	37,080	96,776	71,320
Operating profit before manufacturing facility closures, restructuring and other related charges	42,299	20,007	75,058	44,874
Manufacturing facility closures, restructuring and other related charges	—	3,211	—	3,862
Operating profit	42,299	16,796	75,058	41,012
Finance costs (income)
Interest	10,070	7,513	15,438	15,311
Other finance expense (income), net	11,951	(9,590)	13,293	(10,722)
	22,021	(2,077)	28,731	4,589
Earnings before income tax expense	20,278	18,873	46,327	36,423
Income tax expense (benefit)
Current	6,039	3,996	8,223	6,351
Deferred	(484)	296	3,592	1,177
	5,555	4,292	11,815	7,528
Net earnings	14,723	14,581	34,512	28,895
Net earnings attributable to:
Company shareholders	14,338	14,479	33,390	28,855
Non-controlling interests	385	102	1,122	40
	14,723	14,581	34,512	28,895
Earnings per share attributable to Company shareholders
Basic	0.24	0.25	0.57	0.49
Diluted	0.24	0.25	0.55	0.49

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended June 30,
(In thousands of USD)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	14,723	14,581	34,512	28,895
Adjustments to net earnings
Depreciation and amortization	15,867	16,127	32,176	31,441
Income tax expense	5,555	4,292	11,815	7,528
Interest expense	10,070	7,513	15,438	15,311
Early redemption premium and other costs	14,412	—	14,412	—
Impairment of inventories	179	558	1,143	884
Share-based compensation expense (benefit)	5,756	3,720	16,893	(232)
(Gain) loss on foreign exchange	(2,412)	760	(2,924)	(908)
Pension and other post-retirement expense related to defined benefit plans	471	438	996	979
Contingent consideration liability fair value adjustments	—	(11,005)	—	(11,005)
Other adjustments for non-cash items	(53)	(391)	(233)	1,334
Income taxes paid, net	(11,498)	(3,285)	(18,801)	(7,518)
Contributions to defined benefit plans	(284)	(377)	(497)	(736)
Cash flows from operating activities before changes in working capital items	52,786	32,931	104,930	65,973
Changes in working capital items
Trade receivables	(20,343)	3,232	(28,904)	(2,807)
Inventories	(26,543)	1,766	(56,137)	(10,367)
Other current assets	(3,170)	(2,123)	(3,671)	(2,551)
Accounts payable and accrued liabilities	21,170	1,930	(7,478)	(29,207)
Share-based compensation settlements	—	—	(13,205)	—
Provisions	(1,710)	2,774	(2,244)	2,419
	(30,596)	7,579	(111,639)	(42,513)
Cash flows from operating activities	22,190	40,510	(6,709)	23,460
INVESTING ACTIVITIES
Acquisition of subsidiary, net of cash acquired	—	—	—	(35,704)
Purchases of property, plant and equipment	(15,762)	(5,252)	(25,107)	(12,701)
Purchases of intangible assets	(592)	(160)	(3,425)	(383)
Other investing activities	55	44	101	424
Cash flows from investing activities	(16,299)	(5,368)	(28,431)	(48,364)
FINANCING ACTIVITIES
Proceeds from borrowings	517,602	29,619	665,366	189,535
Repayment of borrowings	(471,457)	(49,937)	(572,236)	(123,700)
Payments of debt issuance costs	(7,294)	—	(7,294)	—
Payments of early redemption premium and other costs	(14,444)	—	(14,444)	—
Interest paid	(13,447)	(11,981)	(15,308)	(14,972)
Proceeds from exercise of stock options	294	—	294	—
Dividends paid	(9,214)	(8,651)	(18,451)	(17,458)
Other financing activities	371	—	1,001	—
Cash flows from financing activities	2,411	(40,950)	38,928	33,405
Net increase (decrease) in cash	8,302	(5,808)	3,788	8,501
Effect of foreign exchange differences on cash	(4,007)	752	(5,009)	(1,165)
Cash, beginning of period	10,951	19,439	16,467	7,047
Cash, end of period	15,246	14,383	15,246	14,383

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of USD)

	June 30, 2021	December 31, 2020
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	15,246	16,467
Trade receivables	194,037	162,235
Inventories	250,394	194,516
Other current assets	35,093	21,048
	494,770	394,266
Property, plant and equipment	419,829	415,214
Goodwill	132,863	132,894
Intangible assets	122,510	124,274
Deferred tax assets	25,864	29,677
Other assets	15,402	13,310
Total assets	1,211,238	1,109,635
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	172,258	180,446
Share-based compensation liabilities, current	19,347	17,769
Provisions, current	1,869	4,222
Borrowings and lease liabilities, current	14,847	26,219
	208,321	228,656
Borrowings and lease liabilities, non-current	565,575	463,745
Pension, post-retirement and other long-term employee benefits	17,080	19,826
Share-based compensation liabilities, non-current	15,611	13,664
Non-controlling interest put options	15,520	15,758
Deferred tax liabilities	34,712	34,108
Provisions, non-current	2,597	2,430
Other liabilities	15,838	14,766
Total liabilities	875,254	792,953
EQUITY
Capital stock	355,262	354,880
Contributed surplus	25,118	22,776
Deficit	(33,744)	(51,114)
Accumulated other comprehensive loss	(23,672)	(21,886)
Total equity attributable to Company shareholders	322,964	304,656
Non-controlling interests	13,020	12,026
Total equity	335,984	316,682
Total liabilities and equity	1,211,238	1,109,635

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, and free cash flows. In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) other discrete items as shown in the table below; and (ix) the income tax expense (benefit) effected by these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted Net Earnings Reconciliation to IPG Net Earnings
(In millions of USD, except per share amounts and share numbers)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
IPG Net Earnings	14.3	14.5	33.4	28.9
Manufacturing facility closures, restructuring and other related charges	—	3.2	—	3.9
M&A Costs	1.5	1.0	1.5	2.6
Share-based compensation expense (benefit)	5.8	3.7	16.9	(0.2)
Impairment of long-lived assets and other assets	0.3	0.1	0.4	0.1
(Gain) loss on disposal of property, plant and equipment	(0.0)	0.1	—	0.2
Other item: change in fair value of contingent consideration liability (1)	—	(11.0)	—	(11.0)
Other item: Nortech incremental tax costs incurred (reversed) (2)	(0.5)	—	0.8	—
Other item: 2018 Senior Unsecured Notes Redemption Charges	18.1	—	18.1	—
Income tax (benefit) expense, net	(5.7)	1.3	(8.4)	1.5
Adjusted net earnings	33.7	12.9	62.5	25.9

IPG Net Earnings per share
Basic	0.24	0.25	0.57	0.49
Diluted	0.24	0.25	0.55	0.49

Adjusted earnings per share
Basic	0.57	0.22	1.06	0.44
Diluted	0.56	0.22	1.03	0.44

Weighted average number of common shares outstanding
Basic	59,027,230	59,009,685	59,027,139	59,009,685
Diluted	60,519,144	59,467,336	60,447,948	59,270,918

(1)    Refers to the potential earn-out consideration obligation associated with the Nortech Acquisition.
(2)    Refers to charges incurred related to an amount payable to the former shareholders of Nortech for tax-related costs associated with the Nortech Acquisition that was subsequently paid in July 2021.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The Company defines adjusted EBITDA margin as adjusted EBITDA as a percentage of revenue. The terms "EBITDA", "adjusted EBITDA" and "adjusted EBITDA margin" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA, adjusted EBITDA and adjusted EBITDA margin are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, EBITDA, adjusted EBITDA and adjusted EBITDA margin are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second half of the year relative to the first half.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of USD)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Net earnings	14.7	14.6	34.5	28.9
Interest and other finance costs (income)	22.0	(2.1)	28.7	4.6
Income tax expense	5.6	4.3	11.8	7.5
Depreciation and amortization	15.9	16.1	32.2	31.4
EBITDA	58.2	32.9	107.2	72.5
Manufacturing facility closures, restructuring and other related charges	—	3.2	—	3.9
M&A Costs	1.5	1.0	1.5	2.6
Share-based compensation expense (benefit)	5.8	3.7	16.9	(0.2)
Impairment of long-lived assets and other assets	0.3	0.1	0.4	0.1
(Gain) loss on disposal of property, plant and equipment	(0.0)	0.1	—	0.2
Adjusted EBITDA	65.7	41.0	125.9	79.0

Free Cash Flows
The Company has included free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's financial statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service. The Company experiences business seasonality that typically results in the majority of cash flows from operating activities and free cash flows being generated in the second half of the year.
The Company defines free cash flows as cash flows from operating activities less purchases of property, plant and equipment.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of USD)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Cash flows from (used in) operating activities	22.2	40.5	(6.7)	23.5
Less purchases of property, plant and equipment	(15.8)	(5.3)	(25.1)	(12.7)
Free cash flows	6.4	35.3	(31.8)	10.8